Exhibit 99.1

Borr Drilling Limited - Notice of Annual General Meeting

The Annual General Meeting of Shareholders of Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (the “Company”) will be held on Wednesday, May 20, 2026.  The Board of Directors has fixed the close of business on April 7, 2026, as the record date for determination of the shareholders entitled to receive notice of, attend and vote at the Annual General Meeting or any adjournment thereof.

A copy of the Notice of the Annual General Meeting and Form of Proxy will be distributed to shareholders by normal distribution methods and is attached to this press release. Associated information, including the Company's annual report on Form 20-F for the year ended December 31, 2025 (the "Annual Report"), can be found on the Company's website, www.borrdrilling.com.

Shareholders may request a hard copy of the Annual Report, free of charge, by sending an email to ir@borrdrilling.com or by writing to Borr Drilling Limited, S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11, Bermuda.

Hamilton, Bermuda
April 7, 2026

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208

BORR DRILLING LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 Wednesday, May 20, 2026

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Borr Drilling Limited (the “Company”) (NYSE and Euronext Growth Oslo: “BORR”) will be held at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and via Microsoft Teams on Wednesday, May 20, 2026, at 09:30 am (local time) for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2025.

To consider the following Company proposals:

1.	To set the maximum number of Directors to be not more than eight.

2.	To re-elect Patrick Schorn as a Director of the Company.

3.	To re-elect Daniel W. Rabun as a Director of the Company.

4.	To re-elect Tor Olav Trøim as a Director of the Company.

5.	To re-elect Alexandra Kate Blankenship as a Director of the Company.

6.	To re-elect Neil J. Glass as a Director of the Company.

7.	To re-elect Mi Hong Yoon as a Director of the Company.

8.	To re-elect Jeffrey R. Currie as a Director of the Company.

9.	To re-elect Thiago Mordehachvili as a Director of the Company.

10.	To re-appoint PricewaterhouseCoopers LLP as the Company’s independent auditors and to authorize the Directors to determine their remuneration.

11.	To approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$1,600,000 for the year ending December 31, 2026.

By Order of the Board of Directors

Mi Hong Yoon

Secretary

Dated: April 7, 2026

Notes:

1.
The Board of Directors has fixed the close of business on April 7, 2026, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting (“AGM”) or any adjournment thereof.

2.
Information concerning solicitation and voting for the AGM, in connection with the business proposals and a Form of Proxy voting for the AGM, including the Company’s audited consolidated financial statements for the year ended December 31, 2025 are available on the Company’s website at https://borrdrilling.com/ under “Investor Relations”. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

3.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at myoon@borrdrilling.com, to reach the Registered Office by not later than 48 hours before the time for holding the AGM.

* At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office, or via electronic remote participation. We strongly encourage Shareholders to participate remotely and submit a proxy electronically to ensure your shares are voted at the meeting.

4.
If a Shareholder chooses to attend the AGM remotely, please contact the Company Secretary at ir@borrdrilling.com no later than 48 hours prior to the AGM, who will provide the Microsoft Teams link and dial in numbers in advance of the AGM. Additionally, please pre-submit any questions to the Board and these will be answered at the AGM.

5.	Each of the resolutions set out above are Ordinary Resolutions, approval of which will require the affirmative vote of a majority of the votes cast.

6.
A Form of Proxy is enclosed for use by holders of shares held through the VPS in Norway in connection with the business set out above. All holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:

The Company is pleased to furnish its proxy materials for the AGM to its shareholders via the internet.  The Company believes that this e-distribution notice and proxy process will expedite shareholders’ receipt of proxy materials, lower the costs and reduce the environmental impact of the Company’s Annual General Meeting.  Accordingly, the Company will mail to its shareholders of record and beneficial owners instructions on how to access the AGM materials via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.

TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF BORR DRILLING LIMITED TO BE HELD ON MAY 20, 2026.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2025 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are contained in our Annual Report on Form 20 F and available on our website at www.borrdrilling.com. Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or by sending an e-mail to: ir@borrdrilling.com. The audited consolidated financial statements of the Company for the year ended December 31, 2025, have been provided to Shareholders via the internet as described above.

COMPANY PROPOSALS

PROPOSAL 1– MAXIMUM NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 98, that the company set the maximum number of Directors at eight.

PROPOSALS 2 through 9 – ELECTION OF DIRECTORS

The Board has nominated the eight persons listed below for election as Directors of the Company, all of whom are presently members of the Board of Directors.

Four of the eight nominees are independent under the New York Stock Exchange ("NYSE") corporate governance listing standards. To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE listing standards, and the Board must have affirmatively determined that he or she has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company. The Board, having reviewed and considered all relevant relationships between the Company and each non-executive director, has determined that Mrs. Blankenship, Mr. Glass, Mr. Currie and Mr. Rabun are independent according to the independence standards for directors established by the NYSE listing standards, and that each such director who serves on the Audit Committee, Compensation Committee or Nominating and Governance Committee of the Board were also determined to meet any additional independence and qualitative criteria of the NYSE’s listing standards applicable to directors serving on those committees. Additionally, Mr. Daniel W. Rabun serves as the Lead Independent Director and was appointed to such role in 2025 in connection with the transition of Mr Patrick Schorn from CEO to Executive Chairman. There are no family relationships among the director nominees or between any director nominee and any executive officer.

As provided in the Company's Bye-laws, each Director is elected at each annual general meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is appointed. The Board strongly supports their re-election and unanimously recommends that shareholders vote in favour of the eight director nominees at the AGM.

Nominees For Election To The Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Director since	Position with the Company
Patrick Schorn	2023	Director and Executive Chairperson of the Board

Daniel W. Rabun	2023	Lead Independent Director, Compensation Committee Member

Tor Olav Trøim	2016	Director

Alexandra Kate Blankenship	2019	Director, Audit Committee Chair and Compensation Committee Chair

Neil J. Glass	2019	Director, Audit Committee Member and Nominating and Governance Committee Chair

Mi Hong Yoon	2022	Director and Secretary

Jeffrey R. Currie	2023	Director, Nominating and Governance Committee Member

Thiago Mordehachvili	2025	Director

Mr. Patrick Schorn served as a Director on our Board from January 2018 to September 2020, and was re-elected in 2023. He was appointed Chief Executive Officer in September 2020 and became Executive Chairperson of the Board in September 2025. Prior to joining the Company, Mr. Schorn served as the Executive Vice President of Wells for Schlumberger Limited and had previously held various global management positions for Schlumberger Limited, including President of Operations; President of the Production Group; President of Well Services; President of Completions; and GeoMarket Manager Russia. He began his career with Schlumberger Limited in 1991 as a Stimulation Engineer in Europe and has extensive global experience throughout various management and engineering positions in France, the U.S., Russia, and Latin America. Mr. Schorn currently serves on the board of directors of Bruton Limited.  He holds a Bachelor of Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.

Mr. Daniel W. Rabun has served as a Director on our Board and a member of the Compensation Committee since April 2023, and was appointed Lead Independent Director in September 2025. Mr. Rabun joined Ensco plc in March 2006 as President and as a director on its board of directors. He was appointed to serve as Ensco plc’s Chief Executive Officer in January 2007 and was elected chairman of its board of directors in May 2007. Mr. Rabun retired from Ensco plc as President and Chief Executive Officer in May 2014 and as chairman in May 2015. Prior to joining Ensco plc, Mr. Rabun was a partner at the international law firm of Baker & McKenzie LLP where he had practiced law since 1986. He served as a non-executive chairman and director of ChampionX Corporation from 2018 until its sale to SLB in July 2025.  He also served as a non-executive director of APA Corporation (formerly known as Apache Corporation) from May 2015 to May 2024, where he was a member of the Corporate Responsibility, Governance and Nominating Committee and the Audit Committee. Mr. Rabun served as a director of Golar LNG Limited since February 2015 and its chairperson from September 2015 to September 2017, and currently serves on its audit committee, compensation committee and nomination committee. Mr. Rabun currently serves as non-executive chairman of HMH Holding Inc. (since October 2024). He is a U.S. Certified Public Accountant since 1976 and a member of the Texas Bar since 1983. Mr. Rabun holds a Bachelor of Business Administration Degree in Accounting from the University of Houston and a Juris Doctorate Degree from Southern Methodist University.

Mr. Tor Olav Trøim, the founder of the Company, has served as a member of the Board since 2016. He served as the Chairperson of the Board from August 2017 to September 2019 and from February 2022 to September 2025. Mr. Trøim is the founder and sole shareholder of Magni Partners. Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited. Mr. Trøim has over 30 years of experience in energy related industries serving in various positions. Before founding Magni Partners in 2014, he served as a director of Seatankers Management Co. Ltd., from 1995 to September 2014 and was the Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990. During his tenure with Seatankers, Mr. Troim also held executive positions in affiliated companies. This included serving as Chief Executive Officer of Seadrill Ltd., Frontline Ltd., Golar LNG Limited, and Ship Finance Ltd. Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985. His other directorships and management positions include Magni Partners (Bermuda) Limited (Founding Partner), Magni Sports AS (director), Stolt-Nielsen Limited (director), and Golar LNG Limited (Chairperson).

Mrs. Alexandra Kate Blankenship has served as a Director on our Board and as Chairperson of our Audit Committee since February 2019 and also serves as Chair of our Compensation Committee. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship served as Chief Accounting Officer and company secretary of Frontline Ltd. from 1994 to 2005. She has held board and committee roles across numerous publicly listed companies, including serving as director and audit committee chairperson of Diamond S Shipping Inc (until its merger with International Seaways Inc.), Eagle Bulk Shipping Inc., 2020 Bulkers Ltd., North Atlantic Drilling Ltd., Archer Limited, Golden Ocean Group Limited, Frontline Ltd., Avance Gas Holding Limited, Ship Finance International Limited, Golar LNG Limited, Golar Partners LP, Seadrill Limited and Seadrill Partners LLC. Mrs. Blankenship currently serves on the board of directors of International Seaways Inc and Himalaya Shipping Limited.

Mr. Neil J. Glass has served as a Director on our Board since December 2019 and also serves as a member of the Audit Committee and Chair of the Nominating and Governance Committee. Mr. Glass worked for Ernst & Young for 11 years, including seven years in the Edmonton, Canada office and four years in the Bermuda office. In 1994, he became General Manager of WW Management Limited, and in 1997 he became the sole owner of the firm, overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience serving as both an executive director and as an independent non-executive director of international companies. Mr. Glass previously served as a director and audit committee chairperson of Cool Company Ltd., and served as a director and audit committee member of 2020 Bulkers Ltd. and Golar LNG Partners LP. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business.

Ms. Mi Hong Yoon has served as a Director on our Board and as Company Secretary since March 2022. She has also served as Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, Ms. Yoon was the Chief Legal, Regulatory and Compliance Officer at Digicel from March 2019 to February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She brings extensive international legal and regulatory, corporate governance and compliance experience. She is a member of the Institute of Directors and has held various director and company secretary positions, including Cool Company Ltd. Her current directorships and management roles include serving on the board of directors and as company secretary of Golar LNG Limited, Himalaya Shipping Ltd, and Bruton Limited, and serving as company secretary of 2020 Bulkers Ltd. Ms. Yoon holds a Bachelor of Laws (LLB) from the University of New South Wales and a Master of Laws (LLM) in International Economic Law from the Chinese University of Hong Kong.

Mr. Jeffrey R. Currie has served as a Director on our Board and a member of the Nominating and Governance Committee since October 16, 2023. Mr. Currie has served as Chief Strategy Officer of Energy Pathways at The Carlyle Group since February 2024, following his retirement from Goldman Sachs, after 27 years with the firm. During his last 15 years at Goldman Sachs, he was a Partner and the Global Head of Commodities Research, responsible for conducting research on commodity market dynamics, investment strategies, and asset allocation. Mr. Currie is the Chairman of the Advisory Board of The University of Chicago’s Energy Policy Institute and has served on the board of Abaxx Technologies Inc. since October 2023. He also held roles as the European Co-Head of Economics, Commodities and Strategy Research between 2010 and 2012. Prior to joining Goldman Sachs, Mr. Currie taught undergraduate and graduate courses in microeconomics and econometrics at The University of Chicago and served as the Associate Editor of Resource and Energy Economics. Mr. Currie also worked as a consulting economist, specializing in energy and other microeconomic issues, advising a number of government agencies. Mr. Currie is a graduate of Pepperdine University, holds a Master of Arts (Economics) and earned a PhD in Economics from The University of Chicago in 1996.

Thiago Mordehachvili has served as a Director on our Board since August 2025. Mr. Mordehachvili is the founder of Granular Capital Ltd, an equity management firm investing in a concentrated portfolio of small and mid-capitalization European companies since 2018. Granular Capital often becomes a strategic investor, supporting management teams to create long-term value. Prior to founding Granular Capital, Mr. Mordehachvili served as a partner at Dynamo Capital LLP, a Brazilian based fund manager, where he conducted equity research for 10 years based in Brazil and London. He became the firm’s youngest partner in 2011 and has been investing in European and global companies for over 15 years. Mr. Mordehachvili holds an Executive Master’s in Finance (with Distinction) from the London Business School and a Cum-Laude degree in Industrial Engineering from the Federal University of Rio de Janeiro, Brazil.

PROPOSAL 10 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers of London, England as the Company's independent auditors and to authorize the Board of Directors to determine the auditors’ remuneration.

Audit services in 2025 provided by PricewaterhouseCoopers LLP included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 11 – TO APPROVE DIRECTOR FEES

At the Meeting, the Board will ask the shareholders to approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$1,600,000 for the year ending December 31, 2026.

OTHER BUSINESS

Management is not aware of any business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on May 20, 2026

I/We _______________________ of  ________________________ being (a) holder(s) of  ________ Ordinary Shares of US$0.10 each of the above-named Company on the record date of April 7, 2026 hereby appoint the duly appointed Chairperson of the meeting or ___________________________ to act as my/our proxy at the Annual General Meeting of the Company to be held on May 20, 2026 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals		For	Against	Abstain
1.	To set the maximum number of Directors to be not more than eight.
2.	To re-elect Patrick Schorn as a Director of the Company.
3.	To re-elect Daniel W. Rabun as a Director of the Company.
4.	To re-elect Tor Olav Trøim as a Director of the Company.
5.	To re-elect Alexandra Kate Blankenship as a Director of the Company.
6.	To re-elect Neil J. Glass as a Director of the Company.
7.	To re-elect Mi Hong Yoon as a Director of the Company.
8.	To re-elect Jeffrey R. Currie as a Director of the Company.
9.	To re-elect Thiago Mordehachvili as a Director of the Company.
10.	To re-appoint PricewaterhouseCoopers LLP as the Company’s independent auditors and to authorize the Directors to determine their remuneration.
11.	To approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$1,600,000 for the year ending December 31, 2026.

Date _______________	Signature __________________________________

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairperson of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairperson deleted and the alteration initialed.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on VPS should return their Proxy Forms to:

DNB Bank ASA Registrars Department
PO Box 1600 Sentrum
0021 Oslo, Norway

Or via e-mail to: vote@dnb.no